Filed by Exelon Corporation

(Commission File No. 1-16169)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Commission File No. 1-12869)

On April 28, 2011, Exelon included the following language in the website for the proposed transaction:

Exelon Corporation & Constellation Energy Group

Website Copy for ExelonConstellationMerger.com

04/28/2011

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© Exelon Corporation, 2011

© Constellation Energy Group, 2011

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Table of Contents

[PRIMARY NAV]

0.0	Homepage		4

1.0	Strategic Vision		4
	1.1.	Leadership and Structure	5
		1.1.1. John W. Rowe	6
		1.1.2. Mayo Shattuck	7
		1.1.3. Christopher M. Crane	8

2.0	Key Benefits		9
	2.1.	Shareholders	9
	2.2.	Customers	10
	2.3.	Maryland, Baltimore and BGE	10

3.0	Newsroom		11
	3.1.	Analyst Conference Call and Webcast	11

4.0	Contact		12

5.0	Our Combined Presence		13
	5.1.	Complementary Business Models and Service Territories	13
	5.2.	Regulated Utilities Service Territories	14

[FOOTER NAVIGATION]

6.0	Privacy Policy		15
7.0	Terms of Use		19
8.0	Legend		24

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0.0 Homepage

Exelon Corporation and Constellation Energy

The boards of directors of Exelon Corporation (NYSE: EXC) and Constellation Energy (NYSE: CEG) have agreed to combine the two companies in a stock-for-stock transaction. The merger creates the number one competitive energy provider with one of the industry’s cleanest and lowest-cost power generation fleets and one of the largest commercial, industrial and residential customer bases in the United States.

Read the merger press release>> [link to PDF]

Live Analyst Conference Call and Webcast Information | Thursday, April 28, 10:00 a.m. ET >>

Strategic Fit [link to 1.0]

The combined company will bring together complementary businesses and will have enhanced scale and financial strength to support profitable growth as the nation’s number one competitive energy provider.

Key Benefits [link to 2.0]

The merger creates a platform for growth and delivers benefits for shareholders, customers and Maryland.

Metadata

Title: Site title

Keywords: keywords, separated, by, commas

Description: Site description

1.0 Strategic Fit

Strategic Fit

The merger of Exelon and Constellation creates the number one competitive energy provider, one of the industry’s cleanest and lowest-cost power generation fleets and one of the largest commercial, industrial and residential customer bases in the United States. Both Exelon and Constellation have demonstrated their commitment to sustainability and competitive markets, helping drive innovation, efficiency, customer choice and better rates. Together, we will be an even stronger advocate for achieving these ideals.

Learn more about the leadership and structure of the new company >> [link to 1.1]

Scale and Financial Strength

The combined entity will benefit from increased scale and financial strength, bringing more clean energy supply to more customers. We will be better positioned to drive expansion of competitive energy markets while at the same time optimizing investment needs in a capital intensive industry. Our increased scale will let us make the most of a changing regulatory environment that favors clean generation sources while at the same time help us manage risk in power price movements and position us for market recovery.

Complementary Businesses Creating a Platform for Growth

The combination will integrate two complementary upstream and downstream businesses, giving us the potential to optimize value throughout the company. Matching Exelon’s leading, environmentally-advantaged power generation fleet with Constellation’s industry leading customer-facing business provides the opportunity for greater efficiencies in both.

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A Broad Geographic Footprint

The combined company will be one of the largest competitive suppliers of electricity, gas, and other products and services to commercial, industrial and residential customers, and will have operations and business activities in 38 states, the District of Columbia, plus the Canadian provinces of Alberta and Ontario.

Enhanced Utility Platform

The new company will also be the second largest regulated distributor of electricity and gas, with 6.6 million customers in Maryland, Illinois and Pennsylvania. The three utilities within the new Exelon – BGE, ComEd and PECO – will remain headquartered in Baltimore, Chicago and Philadelphia, respectively, and will be focused on safety, customer service, reliability and consistent infrastructure investment within their jurisdictions. However, the merger is expected to benefit customers as all three utilities work together to share best practices to continually improve performance.

Clean Power and Competitive Prices for Millions of Customers

The new company will bring clean power and competitive prices to millions of customers. It will be:

•

The number one competitive energy products and services supplier by load (about 165 terawatt-hours) and customers (about 35,000 commercial and industrial and millions of households through retail and wholesale sales) across 38 states, the District of Columbia, and the Canadian provinces of Alberta and Ontario;

•	The number two residential electricity and gas distribution company, serving 6.6 million customers in Maryland, Illinois and Pennsylvania;

•

The number one competitive power generator (more than 34 gigawatts of power generation and 226 terawatt-hours of expected output), including the nation’s largest nuclear fleet (nearly 19,000 megawatts); and

•

One of the nation’s cleanest power generation fleets (about 55 percent nuclear, 24 percent natural gas and 8 percent renewable/hydro) and a leadership position in commercial solar energy development, energy efficiency and demand response services.

1.1 Leadership and Structure

Leadership and Structure

John W. Rowe, Exelon’s current chairman and CEO, will be retiring upon the closing of the transaction. Mayo A. Shattuck III, currently chairman, president, and CEO of Constellation, will serve as executive chairman. Christopher M. Crane, currently president and COO of Exelon, will serve as president and CEO of the combined company.

Both Crane and Shattuck will serve on the 16-member board of directors of the combined company, 12 members of which will be designated from Exelon’s board of directors and four from Constellation’s. However, the board may be set initiatlly at 18 directors to accommodate two Exelon directors who will retire during 2012.

[Photo]	[Photo]	[Photo]
John W. Rowe [link to 1.1.1]	Mayo A. Shattuck III [link to 1.1.2]	Christopher M. Crane [link to 1.1.3]

Structure

Following the merger, the resulting company will retain the Exelon name and be headquartered in Chicago. In addition to the corporate headquarters, Illinois will continue to be home to ComEd and

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Exelon Business Services Company (both in Chicago), as well as the Midwest regional headquarters for Exelon Nuclear (in Warrenville).

Pennsylvania will continue to be home to headquarters for PECO (in Philadelphia) and Exelon Power (in Kennett Square). Exelon Nuclear’s headquarters will also be located at Kennett Square.

Exelon’s and Constellation’s commercial retail and wholesale businesses will be consolidated under the Constellation brand and be headquartered in Baltimore. BGE will retain its Baltimore headquarters.

BGE, ComEd and PECO will remain headquartered in Baltimore, Chicago and Philadelphia, respectively, and will be focused on safety, customer service, reliability and consistent infrastructure investment within their jurisdictions. However, the merger is expected to benefit customers as all three utilities work together to share best practices to continually improve performance.

1.1.1 John W. Rowe

John W. Rowe

[Add link to downloadable photo]

John W. Rowe is the chairman and chief executive officer of Chicago-based Exelon Corporation, one of the nation’s largest electric utilities. Its retail affiliates serve 5.4 million customers in Illinois and Pennsylvania, and its generation affiliate operates the largest fleet of nuclear power plants in the nation.

Industry leadership

Rowe is the senior chief executive in the utility industry, having served in such positions since 1984. Rowe has led Exelon since its formation in 2000 through the merger of PECO Energy and the parent of Commonwealth Edison. Rowe previously held chief executive officer positions at the New England Electric System and Central Maine Power Company, served as general counsel of Consolidated Rail Corporation, and was a partner in the law firm of Isham, Lincoln & Beale. Rowe is the past chairman of the Nuclear Energy Institute and the Edison Electric Institute. He was co-chairman of the National Commission on Energy Policy, an industry and environmental organization dealing with climate change, and serves on the Secretary of Energy’s Blue Ribbon Commission on America’s Nuclear Future, a panel to provide recommendations on managing used nuclear fuel and waste. He is the lead independent director of the Northern Trust Company and a member of the boards of directors of Sunoco and UChicago Argonne LLC. In both 2008 and 2009, Institutional Investor named Rowe the best electric utility CEO in America.

Civic and Charitable Commitment

Rowe is committed to a wide variety of civic and charitable activities, with a focus on education and diversity. He serves as chairman of the Illinois Institute of Technology and president of the Wisconsin Alumni Research Foundation. He is the former chairman of the Commercial Club of Chicago and the Chicago History Museum. He is a member of the boards of the Field Museum, the Illinois Holocaust Museum, and the Morgridge Institute for Research. Rowe and his wife, Jeanne, established the Rowe Family Charitable Trust. The Rowes and the Family Trust have founded the Rowe Professorship of Architecture and the Rowe Chair in Sustainable Energy at IIT, the Rowe Professorship in Byzantine History and the Rowe Professorship in Greek History at the University of Wisconsin, the Rowe Professorship in Virology at the Morgridge Institute and the Wisconsin Alumni Research Foundation, and the Curator of Evolutionary Biology at the Field Museum. The Trust co-founded the Rowe-Clark Math and Science Academy and the Rowe Elementary School. The Rowes serve as patrons of the Pope John Paul II parochial school on Chicago’s southwest side. Rowe is chairman of New Schools for Chicago, a nonprofit organization formed to fund charter schools in the City of Chicago, and serves on the board of the Northwestern Settlement House.

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Awards and Recognition

Rowe has been widely recognized for his civic and professional leadership. Recent awards include:

•	The Misericordia Heart of Mercy Award (2010)

•	The Edison Electric Institute Distinguished Leadership Award (2009)

•	Election as a Fellow of the American Academy of Arts & Sciences (2009)

•	The Chicago Council on Global Affairs Global Leadership Award (2009)

•	The Chicagoland Chamber of Commerce’s Daniel H. Burnham Award for Business and Civic Leadership (2008)

•	Induction into the Junior Achievement’s Chicago Business Hall of Fame (2008)

•	Illinois Holocaust Museum’s Humanitarian Award (2008)

•	Civic Federation of Chicago’s Lyman Gage Award for Outstanding Civic Leadership (2008)

•	The National Latino Education Institute Corporate Leadership Award (2008)

•	University of Arizona’s Executive of the Year Award (2007)

•	The Union League of Philadelphia’s Founder’s Award for Business Leadership (2005)

•	The American Jewish Committee’s Civic Leadership Award (2004)

•	El Valor’s Corporate Visionary Award (2003)

•	The City Club of Chicago’s Citizen of the Year Award (2002)

•	The Anti-Defamation League’s World of Difference Award (2000)

Education and Family

Rowe holds undergraduate and law degrees from the University of Wisconsin, where he was elected to Phi Beta Kappa and the Order of the Coif. He has also received that university’s Distinguished Alumni Award. Rowe holds honorary doctorates from the University of Wisconsin, DePaul University, Illinois Institute of Technology, Drexel University, University of Massachusetts-Dartmouth, Bryant College and Thomas College.

Rowe and his wife, Jeanne, reside in Chicago, as does their son, William.

1.1.2 Mayo A. Shattuck III

Mayo A. Shattuck III

[Add Link to Downloadable Photo]

Mayo A. Shattuck III was appointed President and Chief Executive Officer of Constellation Energy effective Nov. 1, 2001, and was elected Chairman of the Board in July 2002. Constellation Energy is a leading competitive supplier of power, natural gas and energy products and services for homes and businesses across the continental United States. It owns a diversified fleet of generating units, totaling approximately 12,000 megawatts of generating capacity, and is a leading advocate for clean, environmentally sustainable energy sources, such as solar power and nuclear energy. The company delivers electricity and natural gas through the Baltimore Gas and Electric Company (BGE), its regulated utility in Central Maryland. A FORTUNE 500 company headquartered in Baltimore, Constellation Energy had revenues of $14.3 billion in 2010. Prior to joining Constellation Energy, he was with Deutsche Bank, where he served as Chairman of the Board of Deutsche Banc Alex. Brown and, during his tenure, served as Global Head of Investment Banking and Global Head of Private Banking.

From 1997 to 1999, he served as Vice Chairman of Bankers Trust Corporation, which merged with Deutsche Bank in June 1999. From 1991 until 1997, Mr. Shattuck was President and Chief Operating Officer and a Director of Alex. Brown Inc., which merged with Bankers Trust in September 1997.

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He was born in 1954 in Massachusetts and received his bachelor of arts degree from Williams College and his master’s degree in business administration from Stanford University, where he graduated as an Arjay Miller Scholar. Mr. Shattuck has received an honorary Doctor of Public Service degree from the University of Maryland, Baltimore County.

Mayo Shattuck currently serves as a Director of Gap Inc. and is Chairman of its Audit and Finance Committee and is a Director of Capital One Financial Corporation, where he serves as Chairman of its Compensation Committee. Mr. Shattuck is a member of the board of Edison Electric Institute (EEI) and in March 2011 was re-elected Chairman of the Board of the Institute of Nuclear Power Operations (INPO). Mr. Shattuck is a member of the Board of Trustees of Johns Hopkins Medicine and is Chairman of the Board of Visitors of the University of Maryland, Baltimore County.

He is married to Molly George Shattuck and has five children, Mayo IV, Katie, Spencer, Wyatt and Lillian.

1.1.3 Christopher M. Crane

Christopher M. Crane

[Add Link to Downloadable Photo]

Christopher M. Crane is president and chief operating officer of Exelon Corporation and president of Exelon Generation. Exelon is a utility holding company with the largest market capitalization in the electric utility industry. Exelon Generation constitutes one of the industry’s largest portfolios of electric generating capacity, with a multi-regional reach. It operates the nation’s largest fleet of nuclear power plants, and through its generation and trading organizations, controls more than 31,000 megawatts of electric supply. Exelon’s retail affiliates serve 5.4 million customers in Illinois and Pennsylvania.

Professional History

Crane is one of the leading executives in the power industry. Exelon Generation has substantial coal, hydro-electric, natural gas, oil, solar, wind and landfill gas generating capacity, but its foundation and competitive advantage is the nation’s largest and consistently best performing nuclear generation fleet.

Crane has worked in the nuclear industry in progressively more responsible positions for 30 years. He joined Exelon (then ComEd) in 1998, and was named Chief Nuclear Officer in 2004. He was a key player in the dramatic turnaround of ComEd nuclear performance, and the development of Exelon’s proprietary Nuclear Management Model, a codification of industry-leading operational, safety, management, regulatory, workforce and financial practices. The Management Model is the key to Exelon Nuclear’s sustained excellence in production, cost and overall effectiveness.

Crane assumed responsibility for Exelon’s fossil, hydro and renewables facilities, in addition to the nuclear fleet, in 2007. He has directed a broad range of generation and business development initiatives, including new nuclear development, nuclear operating services, development of the nation’s largest urban solar project, innovative decommissioning strategies, and asset optimization. He was instrumental in establishing corporate citizenship and public outreach as a plant priority.

Prior to joining Exelon, Crane served as Browns Ferry Nuclear site vice president for the Tennessee Valley Authority, and worked in new plant start-up at the Comanche Peak Nuclear Plant in Texas and Palo Verde Nuclear Plant in Arizona.

Civic Involvement

Crane is an acknowledged leader in both the U.S. and international nuclear industry. He is a member of the board of directors of the Institute of Nuclear Power Operations, the industry organization promoting the highest levels of safety and reliability in nuclear plant operation. He is a member of the

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executive committee of the Nuclear Energy Institute, the nation’s nuclear industry trade association, where he has also served as chairman of the New Plant Oversight Committee, and as a member of the Nuclear Strategic Issues Advisory Committee, the Nuclear Fuel Supply Committee, and the Materials Initiative Group. He is vice chairman of the World Nuclear Association, promoting the peaceful worldwide use of nuclear energy. He is on the board of the Foundation for Nuclear Studies.

Education

Crane studied at New Hampshire Technical College, and attended Harvard Business School’s Advanced Management Program. He has held a senior reactor operator certification.

2.0 Key Benefits

Key Benefits

The agreement brings together Exelon’s large, environmentally-advantaged generation fleet and Constellation’s industry leading customer-facing businesses, creating a platform for growth that delivers benefits for:

•	Shareholders [link to 2.1]

Accretive to earnings by more than 5 percent in 2013; break-even in 2012

•	Customers [link to 2.2]

Bringing best practices and more clean energy supply to more customers

•	Maryland, the City of Baltimore and BGE Customers [link to 2.3]

More than $250 million in direct investment in Maryland

2.1 Shareholders

Shareholders

This transaction offers clear financial upside for both sets of shareholders. It is anticipated to be break-even to Exelon’s adjusted earnings in 2012; in 2013, it is expected to be accretive to earnings by more than 5 percent.

The market capitalization of the combined company will be $34 billion with an enterprise value of $52 billion. Under the merger agreement, Constellation’s shareholders will receive 0.930 shares of Exelon common stock in exchange for each share of Constellation common stock. Based on Exelon’s closing share price on April 27, 2011, Constellation shareholders would receive a value of $38.59 per share, or $7.9 billion in total equity value.

The exchange ratio represents an 18.1 percent premium to the 30-day average closing stock prices of Exelon and Constellation as of April 27, 2011.

Following completion of the merger, Exelon shareholders will own approximately 78 percent of the combined company and Constellation shareholders approximately 22 percent on a fully diluted basis.

Based on Exelon’s current annual cash dividend rate of $2.10 per common share, Constellation shareholders would receive an approximate 103 percent dividend increase, or $0.99 per Constellation share over the current Constellation annual dividend.

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2.2 Customers

Customers

The scale and strength of the new company will benefit commercial retail and wholesale customers. Utility customers will benefit from shared best practices across a broad utility portfolio.

Commercial Retail & Wholesale Customers

Constellation’s industrial and commercial customers are expected to benefit from the combined organization’s ability to offer longer-term contracts, more competitive prices and expanded retail offerings as the cost efficiencies of our scale are fully realized. Exelon has an abundant clean energy supply, something other retailers in the energy industry can’t match.

Increased scale and financial strength will help bring more clean energy supply to more customers. The combined company will be in a position to expand its competitive energy business supported by a low cost base, operational efficiencies and investment in innovation, including expansion of renewable and green product options and services.

Utility Customers

BGE, ComEd and PECO will remain headquartered in Baltimore, Chicago and Philadelphia, respectively, and will be focused on safety, customer service, reliability and consistent infrastructure investment within their jurisdictions. However, the merger is expected to benefit customers as all three utilities work together to share best practices to continually improve performance.

2.3 Maryland, Baltimore and BGE Customers

Maryland, Baltimore and BGE Customers

The transaction will benefit the State of Maryland, the City of Baltimore and BGE gas and electric customers specifically. The public interest is strongly served and the State of Maryland will be advantaged by the companies’ intention and commitment to proceed with the plan described below.

The growth engine of the combined corporation will be headquartered in Baltimore. Exelon’s Power Team will be combined with Constellation’s wholesale and retail business under the Constellation brand.

Both companies’ renewable energy businesses will also be headquartered in Baltimore, and build on their growing success with utility scale renewable energy generation, solar and other renewable generation on-site at customer facilities, and a vibrant business providing customers with renewable energy credits, Green-e certificates, and other green electricity products.

To house the expanded Baltimore commercial and renewable energy headquarters, the new company intends to build or substantially renovate a state-of-the-art LEED office center in Baltimore. Additionally:

•	$4 million will be provided to support the objectives of the EmPower Maryland Energy Efficiency Act;

•	$10 million will be provided to help spur development of electric vehicle infrastructure in Maryland; and

•	More than $50 million will be invested to develop 25 megawatts of renewable energy in Maryland.

BGE customers will receive the following direct benefits:

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•	A $100 credit will be given to each BGE residential customer within 90 days after closing;

•	$5 million will be provided for the State of Maryland’s Electric Universal Service Program (EUSP);

•	BGE’s electric and gas operations will continue to be managed from the BGE headquarters in Baltimore;

•	BGE jobs will not be affected by the merger for at least two years after the transaction closes; and

•	BGE customers will benefit from the sharing of best practices with Exelon’s utilities PECO and ComEd in the areas of safety, reliability, efficiency and customer service.

In addition, the companies have agreed that charitable giving of about $10 million annually by the Baltimore-based businesses would be maintained for at least 10 years following the merger.

The total value of direct investment in Maryland will be more than $250 million.

3.0 Newsroom

Newsroom

Downloadable resources about the merger of Exelon and Constellation:

[Links for Downloadable Press Conference Photos]

Press Release

April 28, 2011

Exelon and Constellation Energy to Merge [link to PDF]

Photographs Available for Download and Use

[photo display or links to download high res?]

[Sidebar Content]

Key Documents

•	Merger Press Release

•	FAQ

•	Merger Fact Sheet

•	Investor Presentation [Posted at 6:15AM]

•	Transcript of Analyst Call [Posted after analyst call]

3.1 Analyst Conference Call and Webcast

Analyst Conference Call and Webcast

Rowe, Shattuck and Crane will discuss the merger on a one-hour conference call with the financial community on April 28, 2011, at 10 a.m. Eastern time. The call-in number in the U.S. and Canada is 800-690-3108, and the international call-in number is 973-935-8753. If requested, the conference ID number is 63300488. Media representatives are invited to participate on a listen-only basis. The call will be webcast and archived on Exelon’s and Constellation’s websites: www.exeloncorp.com and www.constellation.com (select the Investors page of either site).

Telephone replays will be available until May 12. The U.S. and Canada number for replays is 800-642-1687, and the international number is 706-645-9291. The conference ID number is 63300488.

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4.0 Contact

Contact

Please contact Exelon and Constellation directly with any inquiries.

Exelon Corporation

Media: 312-394-7417

Investors: 312-394-2345

Constellation Energy

Media: 410-470-7433

Investors: 800-258-0499

4.1 Thank You [Response to Updates Sign-Up]

Thank You

You are now signed up to receive email updates about the merger of Exelon and Constellation. We appreciate your interest and look forward to sharing information with you as it becomes available.

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5.0 Services Map

Complementary Business Models and Service Territories

The combined company will be one of the largest competitive suppliers of electricity, gas, and other products and services to commercial, industrial and residential customers, and will have operations and business activities in 38 states, the District of Columbia, plus the Canadian provinces of Alberta and Ontario.

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Regulated Utilities Service Territories

The company will be the second largest regulated distributor of electricity and gas, with 6.6 million customers in Maryland, Illinois and Pennsylvania.

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6.0 Privacy Policy

Privacy Policy

•	Exelon Privacy Policy

•	Constellation Privacy Policy

Exelon Privacy Policy

Exelon and its major affiliates Commonwealth Edison Company and PECO Energy Company (hereinafter referred to collectively as “Exelon”) are strongly committed to protecting the privacy of you, its customers and the users of this web site. In light of this commitment, Exelon adheres to the practices provided below.

You should exercise discretion in what information you send to Exelon by email. Exelon cannot guarantee that email sent over the internet is secure and will not be intercepted by others before it reaches Exelon. Exelon is not responsible for the security of information contained in emails sent over the internet. Exelon does not use technology that automatically collects personally identifiable information from you through this web site such as name, address, telephone number, email address, or domain name.

Exelon does not disclose or sell any personal information about you to third parties without your prior approval, except as required by law, requested by regulatory agencies and governmental authorities, or as arises from the sale of all or a portion of any of its businesses. Exelon uses the information collected on this web site only to better provide you with Exelon’s services. From time to time, Exelon may change its privacy policy, and will make reasonable efforts to publish such changes. Furthermore, Exelon applies security procedures in an effort to protect your information.

Collecting and using personal information

When you submit personal information to Exelon, you are agreeing to permit Exelon and its subsidiaries and affiliates to access, store and use the information wherever in the world Exelon and its subsidiaries and affiliates do business, both inside and outside the United States. In particular, Exelon may use your personal information for various business purposes, such as statistical analyses, generating surveys, doing market research, improving its services, and notifying you about services and changes that may affect you, among other business purposes all in an effort to better serve and provide you with the best service available.

Who should use this web site

Exelon’s web site is intended to provide general information about Exelon and its services. Exelon’s web site is intended for adults and not children under 18. Exelon will not knowingly collect personal information from children under 13 years of age, nor allow children under the age of 13 to use certain features of our website without the consent of a child’s parent or guardian. Exelon will not knowingly disclose personal information collected from children.

External Links

In some cases, Exelon’s web site links to other sites that collect personal information by and for other parties. In these cases, the personal information you provide on those sites is governed by the privacy policy of that site. Exelon does not assume responsibility for the actions of other parties. However, Exelon will use reasonable efforts to maintain secure connections with you and limit access to databases containing your personal information to authorized parties, including our own employees, whose access to your information is on a need to know basis. As such, our employees are trained to protect your privacy.

“Cookie” use

“Cookies” are small text files that are stored on your computer’s hard drive by a web site through your browser. “Cookies” enable a web site such as Exelon’s to keep track of your activities on that web site,

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and to improve your use of the site, such as by keeping track of your preferences. “Cookies” do not include any personal information. Additionally, you can change your browser settings on your personal computer so that “cookies” are not stored on your hard drive. Exelon does not use clickstream, web bugs, spyware or adware nor does it place any technological thing on your computer or browser.

Disclosure to government

Exelon reserves the right to monitor and disclose, without your consent, any communications or personal information, whenever requested to do so by courts, government agencies or by law enforcement authorities.

Exelon will use reasonable efforts to address concerns you may have about your personal information. You may contact Exelon by using the “Contact Us” area of the site.

Constellation Privacy Policy

This privacy policy (“Privacy Policy”) applies to your use of this Web site of Constellation Energy Group, Inc. or one of its affiliates (“us” or “we”). We have created this Privacy Policy in order to demonstrate our firm commitment to privacy and to disclose our information gathering and dissemination practices. Using this Web site indicates that you accept the terms of this Privacy Policy, so please read it carefully before any use. If you do not accept the terms of this Privacy Policy, then do not use this Web site.

Information Collection and Use

We do not collect information that personally identifies you (i.e., information about you such as your name, address, telephone number, and e-mail address) unless you provide it to us voluntarily or you use one of our vendor applications such as online payment and account management programs. We use data provided by users to tailor and deliver services to suit the particular needs of our clients. We may use demographic and profile information to tailor a user’s experience at our site, showing them the content that we think they might be interested in as well as displaying the content according to the user’s preferences.

This Web site may collect certain non-personally identifiable information about you which is made available by your browser, computer hardware and/or software, including but not limited to your IP address, browser type, operating system, domain name, access times and referring Web site addresses. This information is used to operate the service, to maintain and improve quality of the service, and to provide general statistics regarding use of our Web sites.

We may use your IP address to help administer our Web site. IP addresses are logged to track a user’s session. This tells us the region our site visitors come from and indicates which parts of our site users are visiting. We do not link IP addresses to personally identifiable information. This means that a user’s session will be tracked, but the user’s identity will be anonymous to us.

Our site may also use order forms to enable site visitors to request information, products and services. We collect visitors’ contact information, such as their e-mail addresses, from the order form to send information about us to them. We may administer online surveys to gather information about your views and/or usage of our products and services, the usefulness of our Web site or other related matters. Your participation in our online surveys is voluntary. If you choose to participate, the information you provide will be used to improve our Web site, products and services.

Children’s Privacy

We comply with the Child Online Protection Act of 1998. We do not wish to collect or disseminate personal information from children under 13 years of age. If we become aware that a user under the age of 13 has submitted information or is attempting to submit information, we will notify the user that he or she is not eligible to submit information to us, and we will expunge any personally identifiable information from our records.

Cookies and Tracking Information

“Cookies” are small text files placed in your computer’s browser that store certain preferences and information, which may enhance your web browsing experience. This site may use cookies for any of a

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variety of reasons, including but not limited to improving quality, enhancing our understanding of how users interact with us, and for session management purposes. If for some reason you would rather not take advantage of the benefits made possible by cookies, most web browsers allow you to reject cookies or to choose which cookies to accept. However, certain features of the Web site may not work as intended or may be slowed if you decline to accept cookies.

Information Sharing and Disclosure

Except as provided in this Policy, we do not willfully disclose individually identifiable information about our users to anyone outside of our corporate family without first receiving that user’s permission. In addition, Baltimore Gas and Electric Company will not share confidential customer information with other Constellation Energy companies except to the extent permitted by applicable law and regulation. We may occasionally hire other companies to provide limited services on our behalf, including but not limited to packaging, mailing and delivering purchases, answering customer questions about products or services, sending postal mail and processing event registration. We will only provide those companies the information they need to deliver the service, and we will tell them that they are prohibited from using that information for any other purpose.

We may disclose your personal information if required to do so by law or in the good-faith belief that such action is necessary to (a) comply with law or legal process served on us, (b) protect and defend our rights or property, or (c) act in urgent circumstances to protect the personal safety of us, our employees, users of our products or services, or members of the public.

We may share certain aggregated information with others, such as the number of users performing searches and how many visits were made to a particular Web page.

Third Party Sites

This site may contain links to third party sites not owned or operated by us. We are not responsible for the privacy practices or the content of such Web sites operated by third parties. Once you have left our Web site, we suggest you check the applicable privacy policy of the third party Web site to determine how they will handle any information they collect from you.

Information Protection and Security

We maintain reasonable physical, electronic and procedural safeguards to restrict access to your personally identifiable information to employees and personnel who need to know such information in order to operate, develop or improve our services. Any such personal information is transferred to our servers. Electronic safeguards include technology such as firewalls and Secure Sockets Layers (SSL) to protect and encrypt certain sensitive transmissions of information. However, you should keep in mind that this Web site is run on software, hardware, and networks, any component of which may, from time to time, require maintenance, experience problems or breaches of security. You are solely responsible for maintaining the confidentiality of any username and/or password and are responsible for any unauthorized use.

Deleting or Changing Your Information

If you would like to receive a copy of the personal information we have about you as submitted to us via one of our Web sites, please send an e-mail request to the contact information below. If this information is incorrect or incomplete, please let us know and we will correct or update it promptly. You may also ask us to remove your name and other personal information from our database, in which case we will make reasonable efforts to do so subject to legal and other considerations. In order to stop receiving electronic communications from us, you may unsubscribe to our newsletters and other services by following the unsubscribe directions included at the end of each e-mail we send.

Changes in this Privacy Policy

We reserve the right to amend this Privacy Policy at any time at our sole discretion and without notice to you.

Contact Information

If you have any questions about this Policy, please contact:

Constellation Energy Group, Inc.

Attn: Webmaster

100 Constellation Way

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Baltimore, MD 21202

webmaster@constellation.com

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7.0 Terms of Use

Terms of Use

•	Exelon Terms of Use

•	Constellation Terms of Use

•	Constellation Linking Policy

Exelon Terms of Use

You have accessed a web site of Exelon Corporation, its major affiliates Commonwealth Edison

Company (“ComEd”) and PECO Energy Company (“PECO”), and Exelon’s other subsidiaries and affiliates (hereinafter referred to collectively as “Exelon.”) For purposes of these Terms and Conditions, the “Site” includes the web site of Exelon (“www.exeloncorp.com”) and the “sub-sites” of ComEd (www.comed.com), PECO (www.PECO.com), and any of Exelon’s other subsidiaries and affiliates.

By browsing and/or using this Site, you are agreeing to accept, unconditionally and without modification, the terms and conditions which follow, together with all applicable laws (“Terms of Use”). You also agree to review the Exelon Privacy Policy by clicking the link at the bottom of any page on the site.

IF ANY OF THE TERMS OF USE ARE NOT ACCEPTABLE TO YOU, DO NOT BROWSE OR USE THIS SITE.

This site is owned by Exelon and unless specifically stated or otherwise indicated, all service marks, trademarks, logos and trade names appearing on this Site, including but not limited to the EXELON logo, the ComEd logo, and the PECO logo are the property of Exelon. Nothing on this Site should be construed as granting by implication, estoppel, or otherwise, a license or right to use any mark displayed on this Site, without the prior written permission of Exelon. Service marks, trademarks, logos and trade names owned by third parties may also appear on the Site and you should respect those property rights as well. Exelon obtains permission to use any marks owned by third parties that are available on this Site.

The copyright in all pages making up this Site, and all text and images displayed (the “Site Content”), is owned by Exelon, unless otherwise noted. None of the Site Content may be copied, modified, downloaded, reproduced, revised, distributed, published, reused, or used to create derivative works, without the prior written permission of Exelon; provided, you may print one copy solely for your personal, non-commercial use so long as you do not remove or alter any copyright, trademark, trade name, service mark or any other proprietary notices. Exelon does not warrant or represent that use of this Site will not infringe rights of third parties.

Links to the Exelon Web Site

Exelon prohibits linking to any portion of the Site other than the homepage (“www.exeloncorp.com”) without prior written notice to and permission from Exelon. You are permitted to link to the homepage (“www.exeloncorp.com”) so long as the link does not cause confusion or falsely imply affiliation with, or sponsorship by, Exelon.

External Links

This Site may contain links to external, third party sites. By providing links to other sites, Exelon does not guarantee, approve or endorse the information or products available on those sites, nor does a link indicate any association with or endorsement by Exelon or the Site. Exelon does not operate or control and is not responsible for the content of any linked site. If you visit, browse or use such linked

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sites, you assume any and all risks, and Exelon assumes no liability whatsoever with respect to such linked sites.

You may use this Site for lawful purposes only. You are prohibited from using this Site, or transmitted to or through this Site, any unlawful, threatening, obscene, defamatory, libelous, harassing, pornographic, hateful or ethnically or racially otherwise objectionable material, or any material that would contribute to a civil or criminal offense, otherwise violates any law, or which infringes on any intellectual property right.

Use of Site

Any attempt to gain unauthorized access to the Site or its content through hacking, bypassing any security features, or other means and any use of, or posting any content on the Site that could destroy, damage or impair any portion of the Site or any computers, systems, hardware or software used by Exelon or other visitors to the Site is prohibited. If you violate any portion of these Terms of Use, we reserve the right, without obligation to do so, to deny you access to the Site, remove any Content you may have posted on the Site and/or pursue our legal remedies.

The Site is not primarily intended for or marketed to children, but is intended for adults 18 years of age or older.

Exelon does not accept or consider creative ideas, submissions, suggestions, content, postings or other materials you post or submit to or through the Site (hereafter, “Submissions”) other than those that Exelon may specifically request through the Site. If you ignore this and do send Exelon Submissions without being requested to do so, you thereby grant to Exelon a royalty-free, perpetual, irrevocable, worldwide, non-exclusive right and license to use, reproduce, modify, adapt, publish, translate, create derivative works from, distribute, perform, display and otherwise use in its business all Submissions and to incorporate such in other works in any form, media, or technology, now known or later developed without compensation to you. No Submissions will be treated as confidential.

Copyright Infringement

If you believe that any Content on the Site infringes your copyright and you want the Content removed from the Site, please send a detailed message by mail or email to:

Exelon Legal Department

10 South Dearborn Street

Chicago, IL 60603

Under the Digital Millennium Copyright Act, the following information must be included in the message to us:

i.	A physical or electronic signature of a person authorized to act on behalf of the owner of an exclusive right that is allegedly infringed.

ii.	Identification of the copyrighted work claimed to have been infringed, or, if multiple copyrighted works at a single online site are covered by a single notification, a representative list of such works at that site.

iii.	Identification of the material that is claimed to be infringing or to be the subject of infringing activity and that is to be removed or access to which is to be disabled, and information reasonably sufficient to permit the service provider to locate the material.

iv.	Information reasonably sufficient to permit the service provider to contact the complaining party, such as an address, telephone number, and, if available, an electronic mail address at which the complaining party may be contacted.

v.	A statement that the complaining party has a good faith belief that use of the material in the manner complained of is not authorized by the copyright owner, its agent, or the law.

vi.	A statement that the information in the notification is accurate, and under penalty of perjury, that the complaining party is authorized to act on behalf of the owner of an exclusive right that is allegedly infringed.

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OTHER INTELLECTUAL PROPERTY INFRINGEMENT

If you believe that any Content on the Site violates or infringes your intellectual property rights other than copyright claims referenced in the previous section, please send details of your allegation or complaint to the address in the above section. We will investigate the matter accordingly. These Terms of Use may be revised from time to time. You are bound by any such revisions, and you should periodically review this page to monitor such revisions.

This Site is owned and operated by Exelon. The Terms of Use, as well as your use of this site, shall be governed and construed in accord with the law of the Commonwealth of Pennsylvania or the State of Illinois (at Exelon’s option), excluding conflict of law rules. You agree that any and all disputes regarding the Site or arising out of your use of this Site shall be resolved exclusively by a state or federal court in Philadelphia, Pennsylvania, or in Chicago, Illinois (at Exelon’s option) and you also agree to submit to the jurisdiction of any such court for the purpose of resolving any such dispute. If a court determines that any provision of these Terms of Use is illegal or unenforceable, then such term will be modified to conform to law and the remaining provisions will remain in full force and effect.

ALL SITE CONTENT IS PROVIDED “AS IS,” WITHOUT WARRANTIES OF ANY KIND EITHER EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, AND THAT IT WILL NOT INFRINGE THE RIGHTS OF OTHERS. EXELON MAKES NO WARRANTIES OR REPRESENTATION WITH RESPECT TO ERRORS OR OMISSIONS THAT MAY BE CONTAINED IN THE SITE CONTENT, THE ACCURACY OF THE SITE CONTENT, OR THAT THE SITE CONTENT IS VIRUS-FREE. THE RISK OF USE OF THE SITE IS SOLELY UPON THE USER.

UNDER NO CIRCUMSTANCES WILL EXELON BE LIABLE FOR ANY DIRECT, INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES OF ANY KIND WHATSOEVER (INCLUDING, WITHOUT LIMITATION, ANY DAMAGES FOR LOSS OF REVENUE; LOSS OF USE OF THE SITE, LOSS OF USE OR DAMAGE TO YOUR COMPUTER EQUIPMENT OR PROGRAMS, BUSINESS INTERRUPTION, LOSS OF USE OF DATA, PROGRAMS OR EQUIPMENT) ARISING OUT OF YOUR ACCESSING, BROWSING OR USING, OR YOUR INABILITY TO ACCESS, BROWSE OR USE, THIS SITE OR SITE CONTENT AND ANY RELATED SERVICE, MATERIALS AND PRODUCTS.

YOU ARE ADVISED THAT SOME JURISDICTIONS DO NOT PERMIT OR OTHERWISE RESTRICT OR LIMIT THE EXCLUSION OF IMPLIED WARRANTIES OR LIMITATION ON CONSEQUENTIAL DAMAGES, SO THAT THE ABOVE DISCLAIMERS, EXCLUSIONS OR LIMITATIONS MAY NOT APPLY TO YOU.

The Site Content does not include any offer to sell, nor any solicitation of an offer to buy, any securities. The financial information in the Site Content is not complete, and should not be used for any purpose as a complete, accurate or current. For complete information, see the current SEC filings of Exelon Corporation, Commonwealth Edison Company, PECO Energy Company and Exelon Generation Company, LLC.

Constellation Terms of Use

These terms of use (“Terms of Use”) apply to your use of this Web site of Constellation Energy Group, Inc. or one of its affiliates (“us” or “we”). Using this Web site indicates that you accept these Terms of Use, so please read it carefully before any use. If you do not accept these Terms of Use, then do not use this Web site. We reserve the right to amend these Terms of Use at any time at our sole discretion and without notice to you.

Use of Site

This Web site has been prepared primarily for the purpose of providing information about us. This Web site has been compiled and is maintained by us, but we make no representation as to the completeness or accuracy of the information it contains. In particular, you should be aware that this information may be incomplete, may contain errors, or may become out of date. We make no commitment, and disclaim any duty, to update any of the information contained in this Web site, including but not limited to information in any of our news releases filings with the Securities and

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Exchange Commission. We reserve the right to add, modify or delete any information contained in this Web site at any time without notice to you.

Copyrights and Trademarks

We authorize you to view and download the materials in this Web site only for your personal and non-commercial use, provided that you retain all copyright, trademark and other proprietary notices contained in the original materials on any copies you make of the materials. You may not modify the materials at this Web site in any way or reproduce or publicly display, distribute or otherwise use them for any public or commercial purpose. Any use of these materials on any other Web site or networked computer environment for any purpose is prohibited. The materials in this Web site are copyrighted and contain our trademarks, and any unauthorized use of any materials at this Web site may violate applicable copyright, trademark, and other laws. If you breach any of these Terms of Use, your authorization to use this Web site automatically terminates and you must immediately destroy any downloaded or printed materials.

Warranties

The information provided in this Web site and related communications are provided on an “As Is” basis for information purposes only.

WE PROVIDE NO WARRANTIES, EXPRESS OR IMPLIED OR STATUTORY, AND WE EXPRESSLY DISCLAIM ANY AND ALL WARRANTIES, INCLUDING BUT NOT LIMITED TO WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE, AND NON-INFRINGEMENT. SOME JURISDICTIONS DO NOT ALLOW THE EXCLUSION OF IMPLIED WARRANTIES, SO THE ABOVE EXCLUSION MAY NOT APPLY TO YOU.

Limitation on Liability

In no event will we be liable to any party for any indirect, incidental, special, punitive, exemplary or consequential damages for any use of this Web site, whether based in tort, negligence, contract, warranty or otherwise, including but not limited to your use or inability to use this Web site, the accuracy or completeness or reliability of information or materials provided, your reliance on information or materials provided, any other hypertext linked Web site, or any lost profits, business interruption, loss of programs or other data on your information handling system or otherwise, even if we are expressly advised of the possibility of such damages.

Third Party Web Sites

We make no representations whatsoever about any other third party Web site which you may access through hypertext links in this Web site. When you access any such third party Web site, you acknowledge and agree that it is independent from us, and that we have no control over the content of any such Web site. In addition, a link to such third party Web site does not mean that we endorse or accept any responsibility for the content, or the use, of such Web site. It is up to you to take precautions to ensure that whatever you select for your use is free of such items as viruses, worms, Trojan horses and other items of a destructive nature. Additionally, such Web sites may have cookies and collect personally identifiable data.

Forward Looking Statements

We make statements in this Web site that are considered forward looking statements within the meaning of the Securities Exchange Act of 1934. See section entitled “Forward Looking Statements” available in our latest 10-Q and 10-K, on file with the Securities and Exchange Commission and available online at www.sec.gov.

Contact Information

If you have any questions about this Policy, please contact:

Constellation Energy Group, Inc.

Attn: Webmaster

100 Constellation Way Baltimore, MD 21202

webmaster@constellation.com

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Constellation Linking Policy

We authorize you to view and download the materials in this Web site only for your personal and non-commercial use, provided that you retain all copyright, trademark and other proprietary notices contained in the original materials on any copies you make of the materials. You may not modify the materials at this Web site in any way or reproduce or publicly display, distribute or otherwise use them for any public or commercial purpose. Any use of these materials on any other Web site or networked computer environment for any purpose is prohibited. The materials in this Web site are copyrighted and contain our trademarks, and any unauthorized use of any materials at this Web site may violate applicable copyright, trademark, and other laws. If you breach any of these Terms of Use, your authorization to use this Web site automatically terminates and you must immediately destroy any downloaded or printed materials.

Please note that all content on our Web sites is protected under copyright law and you must observe all copyright laws. By linking to any page on our Web site, you hereby agree to be bound by all the terms and conditions as set forth below:

1.You must link to the home page only. Links to other pages on our Web site are prohibited

2.Links must only be text-based using the words “Constellation Energy” and www.constellationenergy.com, or “Baltimore Gas and Electric Company” and www.bge.com. You may not use these words, or any of our logos or other marks as a link or in any other way. By linking, you acknowledge and agree that all rights to these words and marks, including but not limited to all content appearing on our Web site and the design of our Web site, belong solely to us.

3.Framing is not permitted under any circumstances. You may not create frames around our Web site or use any other technique that alters in any way the visual presentation or appearance of our Web site.

4.You may not misrepresent your relationship with us or present false or misleading impressions about us. No links to our Web site may be used in a manner that implies or suggests that we approve or endorse you, your Web site or your goods and services, except as we may have agreed to separately with you in writing.

5.We shall have no responsibility or liability for any content appearing on your Web site. You agree to indemnify us, defend us at your sole cost, and hold us harmless from and against any and all claims arising out of or based upon your Web site including your links.

6.No link(s) may appear on any page on your Web site or within any context containing content or materials that may be interpreted as libelous, obscene, criminal, pornographic, or which infringes or otherwise violates, or advocates the infringement or other violation of, any third party rights.

7.We may at any time, in our sole discretion, without cause, terminate your right to link to any pages on our Web site. In such event upon request, you agree to immediately remove all links to our Web site and to cease using any of our marks.

8.We reserve the right to change this linking policy at any time, so it is your responsibility to periodically review this page for any changes.

Contact Information

If you have any questions about this Policy, please contact:

Constellation Energy Group, Inc.

Attn: Webmaster

100 Constellation Way

Baltimore, MD 21202

webmaster@constellation.com

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8.0 Legend

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger, integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010

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Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 12; and (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Exelon intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

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Participants in the Merger Solicitation

Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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